UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Esmark Incorporated

(Name of Issuer)

COMMON STOCK, Par Value $0.01 Per Share

(Title of Class of Securities)

296475106

(CUSIP Number)

Sergei Kuznetsov

Chief Financial Officer

OAO Severstal

Klara Tsetkin, 2/3

Moscow, Russia 127299

Telephone: 7 495 540 77 69

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gary P. Cullen, Esq.

Shilpi Gupta, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, Illinois 60606

Telephone: (312) 407-0700

June 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 296475106

1.	Names of Reporting Persons OAO Severstal

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100

	8.	Shared Voting Power 23,740,689(1)

	9.	Sole Dispositive Power 100

	10.	Shared Dispositive Power 23,740,689(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,740,689(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 60.1%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

(2) Based on 39,510,321 shares outstanding at June 25, 2008, as represented by the Company in the Merger Agreement attached hereto as Exhibit 1.

Item 1.	Security and Issuer

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Esmark Incorporated, a Delaware corporation (the “Company”), and the associated preferred share purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of June 13, 2008, between the Company and Computershare Trust Company, N.A., as Rights Agent.  The principal executive offices of the Company are located at 1134 Market Street, Wheeling, WV 26003.

Item 2.	Identity and Background

(a) This statement is filed by OAO Severstal, a Russian joint stock company (“Severstal”) on behalf of its indirect, wholly owned subsidiary (“Purchaser”) that will be formed in the state of Delaware prior to the expiration of the Offer (as defined below).

(b) The business address of Severstal is ulitsa Mira 30, Vologda Region, Cherepovets, Russia 162600.

(c) Severstal is an international metals and mining company with a listing on the Russian Trading System and the London Stock Exchange.  For information required by Instruction C to Schedule 13D with respect to each of Severstal and Purchaser, reference is made to Schedule I annexed hereto and incorporated herein by reference.

(d) During the past five years, neither Severstal nor, to Severstal’s knowledge, any person named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Severstal nor, to Severstal’s knowledge, any person named in Schedule I hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

     As more fully described in the response to Item 4, except for the 100 Shares set forth in line (7) and (9), which were purchased with cash on hand, the Shares to which this Schedule 13D relates have not been purchased by Severstal or Purchaser, and thus, no funds were used for such purpose.

     The aggregate amount of funds required by Severstal and Purchaser to (i) purchase all of the issued and outstanding Shares (other than any Shares already owned by Purchaser, Severstal and their subsidiaries) pursuant to the Offer, (ii) consummate the Merger (as defined below), (iii) provide financing for ongoing working capital needs of the Company and (iv) pay fees and expenses relating to the Offer as well as the subsequent merger of Purchaser with and into the Company is expected to be approximately $1.1 billion (the “Transaction Financing”), of which up to a maximum of approximately $808 million could be required to purchase all of the Shares pursuant to the Offer. Severstal has cash on hand sufficient to fund the Transaction Financing.

Item 4.	Purpose of Transaction

(a) — (b) This statement is being filed in connection with (1) the Offer to Purchase, dated May 30, 2008 and the First Amendment and Supplement to the Offer to Purchase dated June 5, 2008 (together, as amended or supplemented from time to time, the “Offer to Purchase”), in the Second Amendment and Supplement to the Offer to Purchase, dated July 2, 2008, (the “Supplement”) and in the Letter of Transmittal and instructions thereto (which, as they each may be amended or supplemented from time to time, together constitute the “Offer”) each filed by OAO Severstal; (2) the Merger; (3) the related Agreement and Plan of Merger, by and between OAO Severstal and Esmark Incorporated, dated June 25, 2008, which is filed as Exhibit 1 hereto, and incorporated by reference herein (the “Merger Agreement”); and (4) the Tender and Support Agreement, dated as of June 25, 2008, among Severstal and Franklin Mutual Advisers, LLC (“FMA”), as agent for each of the funds listed on a signature page thereto (each, a “Supporting Stockholder” and collectively the “Supporting Stockholders”) (the “Support Agreement”), which is filed as Exhibit 2 hereto, and incorporated by reference herein.

Pursuant to the Merger Agreement, after the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Company (the “Merger”) and the Company will become an indirect wholly-owned subsidiary of Severstal. At the effective time of the Merger, each issued and outstanding Share (other than those owned by the Company, Severstal, the Purchaser or any other wholly-owned subsidiary of Severstal, and those held by stockholders who have perfected their statutory rights of appraisal under Section 262 of the Delaware General Corporation Law) will be automatically converted into the right to receive the Offer price in cash, without interest.

As a condition and inducement to Severstal’s entering into the Merger Agreement, FMA, as agent for the Supporting Stockholders, entered into the Support Agreement with Severstal.  The Supporting Stockholders own an aggregate of 23,740,689 Shares, representing 60.1% of the Shares outstanding as of the close of business on June 25, 2008.

Pursuant to the Support Agreement, each Supporting Stockholder has agreed to validly tender or cause to be tendered in the Offer, within five business days after the date of the Supplement, all of such Supporting Stockholder’s Shares in accordance with the terms of the Offer and, once such Supporting Stockholder’s Shares are tendered (i) to promptly notify Severstal that such Shares have been tendered and (ii) not to withdraw any of such Shares from the Offer, unless the Offer or the Support Agreement has been terminated. Each Supporting Stockholder has also agreed at every meeting of stockholders of the Company called, and at every adjournment or postponement thereof, to vote, or cause to be voted, all their Shares as follows:

•      in favor of (A) approval and adoption of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement, and (B) approval of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes for the approval and adoption of the Merger Agreement on the date on which such meeting is held;

•      against (A) any agreement or arrangement related to or in furtherance of any third party acquisition proposal, (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries, (C) any other transaction the consummation of which would reasonably be expected to impede or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Severstal of the transactions contemplated by the Merger Agreement, or (D) any action that would reasonably be expected to result in (x) a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or of such Supporting Stockholder under the Support Agreement or (y) the failure of any Offer condition to be satisfied; and in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement.

In addition, each of the Supporting Stockholders has agreed pursuant to the Support Agreement that, unless the Support Agreement shall have been terminated in accordance with its terms, such Supporting Stockholder shall not:

•      directly or indirectly, (i) create or permit to exist any encumbrance on any Shares, (ii) transfer record or beneficial ownership (or both) of any Shares or any interest therein or enter into any contract with respect to any transfer of any Shares or any interest therein, (iii) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to any Shares, (iv) deposit or permit the deposit of any Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or (v) take or permit any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Support Agreement or otherwise make any representation or warranty of such Supporting Stockholder untrue or incorrect; or exercise any appraisal rights or dissenter’s rights in respect of its Shares that may arise with respect to the Merger.

The Support Agreement contains customary representations and warranties by the Supporting Stockholders, including representations and warranties as to ownership of Shares and power and authority of each Supporting

Stockholder to enter into the Support Agreement. Each Supporting Stockholder also grants Severstal an irrevocable proxy to vote such Supporting Stockholder’s Shares as described above.

The Support Agreement terminates automatically upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) any amendment to the Merger Agreement or the terms of the Offer without the Supporting Stockholders’ prior written consent reducing the Offer price or decreasing the number of Shares sought to be purchased in the Offer, changing the expiration date of the Offer (except to the extent required or permitted pursuant to the Merger Agreement), imposing any condition to the Offer in addition to the conditions provided for in the Merger Agreement, or otherwise adversely affecting the holders of Shares under the Merger Agreement or the Offer, (iv) an Adverse Recommendation Change (as defined herein) by the Company Board, or (v) November 30, 2008.

Pursuant to the Support Agreement, Severstal may be deemed to be the beneficial owner of 23,740,689 Shares held of record by the Supporting Stockholders.  The descriptions of the Merger Agreement and the Support Agreement contained herein are qualified in their entirety by reference to such agreements, which are filed as Exhibits 1 and 2 hereto, respectively, and incorporated by reference herein.

(c) Not applicable.

(d) Pursuant to the Merger Agreement, effective upon the purchase of Shares pursuant to the Offer, Severstal will be entitled to elect or designate a number of directors, rounded up to the nearest whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Severstal, Purchaser and any of their affiliates bears to the total number of Shares then outstanding, provided that, as long as Severstal otherwise has the right to elect or designate a majority of directors on the Company Board, those individuals designated or elected by the United Steelworkers of America, AFL-CIO-CLC to serve on the Company Board will count as directors designated by Severstal for purposes of this calculation.

(e) Other than as a result of the transactions described in Item 4 (a) — (b) above and 4 (h) — (i) below, not applicable.

(f) Not applicable.

(g) Pursuant to the Merger Agreement, (i) the Certificate of Incorporation of the Purchaser, as in effect immediately prior to the effective time of the Merger, shall be the Certificate of Incorporation of the Surviving Corporation (as defined in the Merger Agreement), except as to the name of the Surviving Corporation, which shall be Severstal Wheeling, Inc., until thereafter amended as provided by law and such Certificate of Incorporation; and (ii) the Bylaws of the Purchaser, as in effect immediately prior to the effective time of the Merger, shall be the Bylaws of the Surviving Corporation, except as to the name of the Surviving Corporation, which shall be Severstal Wheeling, Inc., until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

(h) - (i) Purchaser and Severstal intend (i) to cause the delisting of the Shares by the NASDAQ at the effective time of the Merger and (ii) for the Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as described above, Severstal currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Severstal reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)-(b) Other than those Shares that may be deemed to be beneficially owned in connection with the Support Agreement, and the 100 Shares that Severstal owns and has the sole power to vote and dispose of, neither Severstal nor, to Severstal’s knowledge, any person named in Schedule I hereto, is the beneficial owner of any

Shares for purposes of Rule 13d-3 promulgated under the Exchange Act.  Severstal (i) is not entitled to any rights as a stockholder of the Company as to the Shares covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement and (ii) disclaims all beneficial ownership of such Shares.

(c) Except for the arrangements described above, to the best knowledge of Severstal, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule I or Item 5(a) and (b).

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Merger Agreement, on June 25, 2008, Severstal entered into an Assignment and Assumption Agreement (the “Assignment”) with Essar Steel Holdings Limited (“Essar Steel”), whereby Severstal purchased from Essar Steel all of the loans under the Term Loan Agreement dated as of May 2, 2008, by and among the Company, Esmark Steel Service Group, Inc., the other loan parties thereto, the lenders party thereto, and Essar Steel, as administrative agent, and the Amended and Restated Term Loan Agreement dated as of May 5, 2008, among Wheeling-Pittsburgh Corporation, Wheeling-Pittsburgh Steel Corporation and Essar Steel, as lender and administrative agent (together, the “Essar Financing Agreements.”)  Under the terms of the Assignment, Severstal, on behalf of the Company, also paid Essar Steel certain termination and change of control fees and prepayment penalties in connection with the termination of the Memorandum of Agreement with Essar Steel, including the $25 million termination fee, inclusive of expenses, and the termination of the Essar Financing Agreements, including a $20.3 million payment in lieu of the exercise by Essar Steel of its conversion rights under the Essar Financing Agreements. The Assignment provides for the transfer of such conversion rights to Severstal.

Other than the arrangements described in Items 3, 4, 5 and 6 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Severstal, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1

Agreement and Plan of Merger, by and between OAO Severstal and Esmark Incorporated, dated June 25, 2008 (incorporated by reference to Exhibit (d)(1) to Severstal’s Amendment No. 6 to Schedule TO filed on July 2, 2008.)

2

Tender and Support Agreement, by and between OAO Severestal and Franklin Mutual Advisers, LLC, as agent for each of the funds listed on a signature page thereto, dated June 25, 2008 (incorporated by reference to Exhibit (d)(2) to Severstal’s Amendment No. 6 to Schedule TO filed on July 2, 2008.)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2008

OAO Severstal

by	/s/ Gregory Mason
Name: Gregory Mason
Title: Chief Operating Officer

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
OFFICERS OF PURCHASER AND SEVERSTAL

1.             Directors and Executive Officers of Purchaser.

                The following table sets forth the name, current business address, citizenship, current principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each individual that will be a director or executive officer of Purchaser when it is formed. Unless otherwise indicated, the current business address of each person is 14661 Rotunda Drive, P.O. Box 1699, Dearborn, Michigan, 48120. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser upon the formation of Purchaser.

Name, Country of Citizenship and Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Gregory Mason Business Address: 11/3 Khokhlvosky pereulok, Moscow 109028 Russia Citizenship: United States of America

To be Director and President of Purchaser. Mr. Mason has been the Chief Operating Officer of OAO Severstal and the Chief Executive Officer of Severstal International since 2004. From 2000 through 2004, Mr. Mason was the Managing Partner of Metal Strategies.

Ronald J. Nock Citizenship: United States of America

To be Director and Vice President of Purchaser. Mr. Nock has been the President and Chief Executive Officer of Severstal North America, Inc. since January 2006. Prior to this, Mr. Nock served as Chief Executive Officer (January 2005 through December 2005) and as Chief Operating Officer (February 2004 through December 2004) of Severstal North America, Inc., and as Senior Vice President of Rouge Industries, Inc. (predecessor to Severstal North America, Inc.), prior to 2004.

Mark J. Yost Citizenship: United States of America

To be Director and Vice President, Secretary and Treasurer of Purchaser. Mr. Yost has been the Chief Financial Officer of Severstal North America, Inc. since May 12, 2008. Prior to this, Mr. Yost served in various Financial Analysis, Treasury, Audit and Payroll capacities with Severstal North America, Inc. since 2004 and with Rouge Industries, Inc. (predecessor to Severstal North America, Inc.), prior to 2004.

2.             Directors and Executive Officers of Severstal.

                The following table sets forth the name, current business address, citizenship, current principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Severstal. Unless otherwise indicated, the current business address of each person is ulitsa Mira 30, Vologda Region, Cherepovets, Russia 162600. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Severstal.

Name, Country of Citizenship and Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Christopher Clark Business Address: Associated British Ports Ltd., 150 Holborn, London EDIN 2LR Citizenship: United Kingdom

Mr. Clark is a non-executive Chairman of the Board of OAO Severstal. Mr. Clark also serves as Chairman of the Board of Associated British Ports, Urenco Limited and Wagon plc. Mr. Clark is the Chief Executive Officer of Johnson Matthey plc.

Martin D. Angle Business Address: NEC, Birmingham, United Kingdom B4019T Citizenship: United Kingdom

Mr. Angle is a non-executive Director of OAO Severstal and Chairman of the Audit Committee. Mr. Angle also serves as a Director of Savills plc, Dubai International Capital plc, Chairman of the Board of The National Exhibition Centre, Chairman of the Board of Celerant Consulting, and is a member of the Board of Warwick Business School. Mr. Angle is the Operational Managing Director of Terra Firma Capital Partners.

Rolf Stomberg Business Address: Falkenstein 9, Hamburg 22587, Germany Citizenship: Germany

Mr. Stomberg is the senior independent director of OAO Severstal. Mr. Stomberg also serves as Chairman of the Supervisory Board of LANXESS AG and Francotyp Postalia AG, and as a member of the Board of Directors and Senior Independent Director of Smith and Nephew plc. Mr. Stomberg is Chairman of Management Consulting Group plc.

Ronald Freeman Business Address: 6 Essex Villas, London, W8 7BN, United Kingdom Citizenship: United Kingdom

Mr. Freeman is a non-executive Director of OAO Severstal. Mr. Freeman also serves on the Board of Directors of KAMAZ Inc., Imagine Group Holdings Ltd., Troika Dialog and Volga Gas, and serves on the Supervisory Board of Polish Telecom. Mr. Freeman is on the Board of Trustees of American University in Paris, is a Commissioner and Co-Chairman of the Finance Committee of the U.K./U.S. Fulbright Commission and is the co-Treasurer and on the Executive Committee of the Atlantic Council.

Dr. Peter Kraljic Business Address: 18, Oppidans Road, London, NW 33 AG, United Kingdom Citizenship: Netherlands

Dr. Kraljic is a non-executive Director of OAO Severstal. Dr. Kraljic also serves as a member of the Advisory Board of Business School Bled and LEK d.d., Slovenia. Dr. Krajlic is a member of the Advisory Board of McKinsey & Company.

Vadim Makhov Citizenship: Russian Federation

Mr. Makhov is an executive Director and Deputy Chief Executive Officer for Strategy and Business Development of OAO Severstal. Mr. Makhov also serves as Chairman of the Board of Directors of Severstal US Holdings, LLC, Severstal North America, Inc. and Severstal Investments, LLC and as a member of the Board of Directors of Alliance-1420.

Alexey Mordashov Business Address: 11/3 Khokhlvosky pereulok, Moscow 109028 Russia Citizenship: Russian Federation

Mr. Mordashov is an executive Director and Chief Executive Officer of OAO Severstal. Mr. Mordashov also serves as Chairman of the Board of Directors of Power Machines, SVEZA and Alliance-1420 and as a general Director of Bank Rossiya and Laguna-Delta.

Mikhail Noskov Business Address: 11/3 Khokhlvosky pereulok, Moscow 109028 Russia Citizenship: Russian Federation

Mr. Noskov is a non-executive Director of OAO Severstal. Mr. Noskov also serves as Chairman of the Board of Directors of Mercombank and as a member of the Board of Directors of SVEZA, Bank VTB North-west, Media-Holding REN TV and Television and Radio Company—Petersburg.

Anatoly Kruchinin Citizenship: Russian Federation

Mr. Kruchinin is an executive Director of OAO Severstal and the Chief Executive Officer of Cherepovets Steel Mill. Mr. Kruchinin also serves as a member of the Board of Directors of Neva-Metall and Izhora Pipe Mill.

Vadim Shvetsov Business Address: 11/3 Khokhlvosky pereulok, Moscow 109028 Russia Citizenship: Russian Federation

Mr. Shvetsov is an executive Director of OAO Severstal and the Chief Executive Officer of Severstal-Auto. Mr. Shvetsov also serves as Chairman of the Board of Directors of UAZ and Zavolzhsky Motorny Zavod.

Roman Deniskin Business Address: 2/3 Klara Tsetkin Street, Moscow 127299 Russia Citizenship: Russian Federation

Mr. Deniskin is a General Director of OAO Severstal. Mr. Deniskin also serves as a member of the Board of Directors of Karelsky Okatysh, Olcon, Vorkutaugol, Mine Pervomayskaya, Kuzbasscoal and Celtic Resources Holdings Ltd.

Sanin Dmitry Business Address: 2/3 Klara Tsetkin Street Moscow 127299 Russia Citizenship: Russian Federation	Mr. Dmitry has been the Senior Vice President Legal Affairs of OAO Severstal since January 2007. Prior to such time, Mr. Dmitry served as the Senior Vice President Legal Affairs of Severstal Group.
Sergei Kuznetsov Business Address: 2/3 Klara Tsetkin Street Moscow 127299 Russia Citizenship: Russian Federation

Mr. Kuznetsov has been the Chief Financial Officer and Deputy Director General of OAO Severstal since May 2008. Prior to such time, Mr. Kuznetsov served as the Chief Financial Officer of Severstal North America, Inc.

Gregory Mason Business Address: 11/3 Khokhlvosky pereulok, Moscow 109028 Russia Citizenship: United States of America

Mr. Mason has been the Chief Operating Officer of OAO Severstal and the Chief Executive Officer of Severstal International since 2004. From 2000 through 2004, Mr. Mason was the Managing Partner of Metal Strategies.

Andrey Mityukov Business Address: 2/3 Klara Tsetkin Street Moscow 127299 Russia Citizenship: Russian Federation

Mr. Mityukov has been the Senior Vice President Human Resources of OAO Severstal since February 2007. Prior to such time, Mr. Mityukov served as the Senior Vice President Human Resources of Severstal Group (from October 2005 through January 2007) and Human Resources Director of Sveza-Les (from November 2003 through October 2005).

Thomas M. Veraszto Business Address: 2/3 Klara Tsetkin Street, Moscow 127299 Russia Citizenship: Austria

Mr. Veraszto has been the Senior Vice President Strategy and Corporate Development of OAO Severstal since January 2008, and from July 2003 through December 2007 was the Senior Vice President Corporate Development of OAO Severstal. Prior to July 2003, Mr. Veraszto was a Principal at McKinsey & Company.